BANCO ITAÚ HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/000123	A Publicly Held Company

Announcement to the Market Partial Sale of Bolsa de Mercadorias & Futuros-BM&F S.A.

1.	Following Bolsa de Mercadorias & Futuros-BM&F S.A’s stock exchange listing, Banco Itaú Holding Financeira S.A. (“ITAÚ”) announces that it has sold part of its stake.

2.	This operation will have a positive impact on 4th quarter 2007 results of approximately R$ 222 million before tax.

3.

With the conclusion of this operation, ITAÚ will now hold a 2.3% stake in the capital stock of Bolsa de Mercadorias & Futuros-BM&F S.A. Based on the issue price of R$ 20.00 per share, this corresponds to a market value of R$ 416 million and an unrealized profit before tax of approximately R$ 395 million.

4.	This operation is consistent with ITAÚ’s strategy and with the vision of the organization’s sustainability, creating shareholder value.

São Paulo-SP, December 3 2007

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL Investor Relations Officer